                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

                        Commission File Number 0-1743
                                               ------
A.   Full title of the plan and address of the plan:

                       The Rouse Company Savings Plan
                       c/o Personnel Division
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       The Rouse Company
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

                         THE ROUSE COMPANY SAVINGS PLAN

                           December 31, 1995 and 1994


                                     Index

                                                                Page
                                                                ----
Independent Auditors' Report                                       1

Statements of Net Assets Available for Plan Benefits -
  December 31, 1995 and 1994                                       2

Statements of Changes in Net Assets Available for Plan
  Benefits - Years ended December 31, 1995 and 1994                3

Notes to Financial Statements - December 31, 1995 and 1994         5

Item 27a - Schedule of Assets Held for Investment Purposes -
  December 31, 1995                                                9

Item 27d - Schedule of Reportable Transactions - Year ended
  December 31, 1995                                               10

                                 * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500 are inapplicable and are therefore omitted.

                          Independent Auditors' Report
                          ----------------------------



The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              /s/  KPMG Peat Marwick, LLP

                                              KPMG Peat Marwick, LLP

Baltimore, Maryland
June 18, 1996

                         THE ROUSE COMPANY SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994


                                                                                       T. Rowe
                               The Rouse Company                                        Price
                             ----------------------  ---------------------------------------------
                                         Convertible             New       Prime    International
                               Common     Preferred  Balanced  Horizons    Reserve       Stock
                                Stock       Stock      Fund      Fund       Fund         Fund
                             -----------  ---------  --------  ---------  ---------  -------------
December 31, 1995
- -----------------

Investments                  $17,382,401  1,313,103   496,785  4,853,404  1,841,903      1,989,390
Contributions receivable
 from:
 The Rouse  Company              120,824     27,701         -          -          -              -
 Participants                     51,540     15,279    11,590     61,714     13,409         34,024
                             -----------  ---------   -------  ---------  ---------      ---------
                                 172,364     42,980    11,590     61,714     13,409         34,024
                             -----------  ---------   -------  ---------  ---------      ---------
   Net assets available
     for plan benefits       $17,554,765  1,356,083   508,375  4,915,118  1,855,312      2,023,414
                             ===========  =========   =======  =========  =========      =========

December 31, 1994
- -----------------

Investments                  $16,672,992    693,078   276,365  2,850,326  1,848,894      1,425,441
Contributions receivable
 from:
 The Rouse Company               130,609     27,080         -          -          -              -
 Participants                     68,887     16,360    10,308     49,938     16,870         46,380
                             -----------  ---------   -------  ---------  ---------      ---------
                                 199,496     43,440    10,308     49,938     16,870         46,380
                             -----------  ---------   -------  ---------  ---------      ---------
   Net assets available
     for plan benefits       $16,872,488    736,518   286,673  2,900,264  1,865,764      1,471,821
                             ===========  =========   =======  =========  =========      =========
                                                     T. Rowe  Price
                                 ---------------------------------------------------
                                               New      Small
                                  Equity     America     Cap    Spectrum   Spectrum
                                   Index     Growth     Value    Income     Growth    Insurance  Participant
                                   Fund       Fund      Fund      Fund       Fund     Contracts     Loans       Total
                                 ---------  ---------  -------  ---------  ---------  ---------  -----------  ----------
December 31, 1995
- -----------------

Investments                      1,173,617  1,172,611  963,095  1,433,237  2,203,836  8,407,825    2,251,515  45,482,722
Contributions receivable
 from:
 The Rouse  Company                      -          -        -          -          -          -            -     148,525
 Participants                       19,054     29,486   18,872     19,319     35,552     68,953            -     378,792
                                 ---------  ---------  -------  ---------  ---------  ---------    ---------  ----------
                                    19,054     29,486   18,872     19,319     35,552     68,953            -     527,317
                                 ---------  ---------  -------  ---------  ---------  ---------    ---------  ----------
   Net assets available
     for plan benefits           1,192,671  1,202,097  981,967  1,452,556  2,239,388  8,476,778    2,251,515  46,010,039
                                 =========  =========  =======  =========  =========  =========    =========  ==========

December 31, 1994
- -----------------

Investments                        654,656    571,725  425,873  1,072,800  1,462,975  9,464,775    2,099,738  39,519,638
Contributions receivable
 from:
 The Rouse Company                       -          -        -          -          -          -            -     157,689
 Participants                       15,400     22,952   13,612     25,054     36,676     86,522            -     408,959
                                 ---------  ---------  -------  ---------  ---------  ---------    ---------  ----------
                                    15,400     22,952   13,612     25,054     36,676     86,522            -     566,648
                                 ---------  ---------  -------  ---------  ---------  ---------    ---------  ----------
   Net assets available
     for plan benefits             670,056    594,677  439,485  1,097,854  1,499,651  9,551,297    2,099,738  40,086,286
                                 =========  =========  =======  =========  =========  =========    =========  ==========

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1995 and 1994

                                                                                                      T. Rowe
                                         The Rouse Company                                             Price
                                      ------------------------  -------------------------------------------------
                                                   Convertible                New        Prime     International
                                         Common     Preferred   Balanced    Horizons    Reserve        Stock
                                         Stock        Stock       Fund        Fund        Fund          Fund
                                      ------------  ----------  ---------  ----------  ----------  --------------
Year ended December 31, 1995

Contributions from
 The Rouse Company                    $ 1,418,112     326,204          -           -           -               -
Contributions from
 participants                             703,281     179,887    120,493     609,275     189,642         463,338
Investment income:
 Dividends and interest                   693,190      64,681     20,234     509,808     100,982          59,920
 Net appreciation
   (depreciation) in fair
   values of investments                  998,893      59,451     61,089   1,158,609           -         143,147
 Interest on
   participant loans                            -           -          -           -           -               -
                                      -----------   ---------    -------   ---------   ---------       ---------
     Total investment
       income                           1,692,083     124,132     81,323   1,668,417     100,982         203,067
                                      -----------   ---------    -------   ---------   ---------       ---------
Distributions to
 participants                          (2,167,847)   (116,896)   (35,374)   (445,831)   (505,352)       (173,073)
Participant loans repaid
 as part of termination
 distributions                                  -           -          -           -           -               -
Interprogram transfers, net              (963,352)    106,238     55,260     182,993     204,276          58,261
                                      -----------   ---------    -------   ---------   ---------       ---------
     Increase (decrease) in
       net assets available
       for plan benefits                  682,277     619,565    221,702   2,014,854     (10,452)        551,593
Net assets available for
 plan benefits:
   Beginning of year                   16,872,488     736,518    286,673   2,900,264   1,865,764       1,471,821
                                      -----------   ---------    -------   ---------   ---------       ---------
   End of year                        $17,554,765   1,356,083    508,375   4,915,118   1,855,312       2,023,414
                                      ===========   =========    =======   =========   =========       =========
                                                       T. Rowe Price
                                 --------------------------------------------------------
                                                New       Small
                                   Equity     America      Cap      Spectrum    Spectrum
                                   Index       Growth     Value      Income      Growth     Insurance   Participant
                                    Fund        Fund       Fund       Fund        Fund      Contracts      Loans         Total
                                 ----------  ----------  --------  ----------  ----------  -----------  ------------  -----------
Year ended December 31, 1995

Contributions from
 The Rouse Company                       -           -         -           -           -            -             -    1,744,316
Contributions from
 participants                      187,186     253,820   174,443     243,299     403,278      828,074             -    4,356,016
Investment income:
 Dividends and interest             43,910      55,746    43,918      92,264     147,786      494,425             -    2,326,864
 Net appreciation
   (depreciation) in fair
   values of investments           237,556     260,188   129,237     133,119     333,618            -             -    3,514,907
 Interest on
   participant loans                     -           -         -           -           -            -       135,682      135,682
                                 ---------   ---------   -------   ---------   ---------   ----------     ---------   ----------
     Total investment
       income                      281,466     315,934   173,155     225,383     481,404      494,425       135,682    5,977,453
                                 ---------   ---------   -------   ---------   ---------   ----------     ---------   ----------
Distributions to
 participants                      (75,493)   (125,067)  (32,583)   (133,011)   (127,278)  (2,038,134)            -   (5,975,939)
Participant loans repaid
 as part of termination
 distributions                           -           -         -           -           -            -      (178,093)    (178,093)
Interprogram transfers, net        129,456     162,733   227,467      19,031     (17,667)    (358,884)      194,188            -
                                 ---------   ---------   -------   ---------   ---------   ----------     ---------   ----------
     Increase (decrease) in
       net assets available
       for plan benefits           522,615     607,420   542,482     354,702     739,737   (1,074,519)      151,777    5,923,753
Net assets available for
 plan benefits:
   Beginning of year               670,056     594,677   439,485   1,097,854   1,499,651    9,551,297     2,099,738   40,086,286
                                 ---------   ---------   -------   ---------   ---------   ----------     ---------   ----------
   End of year                   1,192,671   1,202,097   981,967   1,452,556   2,239,388    8,476,778     2,251,515   46,010,039
                                 =========   =========   =======   =========   =========   ==========     =========   ==========

                                                                     (Continued)

                         THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1995 and 1994

                                    The Rouse Company                                                           T. Rowe Price
                                 ------------------------  -----------------------------------------------------------------------
                                              Convertible                New        Prime       Growth     International    Equity
                                    Common     Preferred   Balanced    Horizons    Reserve    and Income       Stock        Index
                                    Stock        Stock       Fund        Fund        Fund        Fund           Fund         Fund
                                 ------------  ----------  ---------  ----------  ----------  -----------  --------------  --------
Year ended December 31, 1994
- ----------------------------
Contributions from
 The Rouse Company               $ 1,518,102     338,317          -           -           -            -               -         -
Contributions from
 participants                        876,422     195,877    118,749     605,741     244,415          147         493,668   181,008
Investment income:
 Dividends and interest              578,632      23,202     13,160     251,468      61,364            -          87,406    23,835
 Net appreciation
   (depreciation) in fair
   values of investments           1,227,654     (54,282)   (16,177)   (231,657)          -       (3,850)       (103,265)  (16,063)
 Interest on
   participant loans                       -           -          -           -           -            -               -         -
                                 -----------     -------    -------   ---------   ---------   ----------       ---------   -------
     Total investment
       income                      1,806,286     (31,080)    (3,017)     19,811      61,364       (3,850)        (15,859)    7,772
                                 -----------     -------    -------   ---------   ---------   ----------       ---------   -------
Distributions to
 participants                     (1,338,483)    (41,035)    (3,937)   (221,595)   (188,775)      (9,733)       (113,368)  (44,390)
Participant loans repaid
 as part of termination
 distributions                             -           -          -           -           -            -               -         -
Interprogram transfers, net         (591,118)     75,855    159,989     195,118     241,581   (1,045,715)        460,261   (60,566)
                                 -----------     -------    -------   ---------   ---------   ----------       ---------   -------
     Increase (decrease) in
       net assets available
       for plan benefits           2,271,209     537,934    271,784     599,075     358,585   (1,059,151)        824,702    83,824
Net assets available for
 plan benefits:
   Beginning of year              14,601,279     198,584     14,889   2,301,189   1,507,179    1,059,151         647,119   586,232
                                 -----------     -------    -------   ---------   ---------   ----------       ---------   -------
   End of year                   $16,872,488     736,518    286,673   2,900,264   1,865,764            -       1,471,821   670,056
                                 ===========     =======    =======   =========   =========   ==========       =========   =======


                                       ------------------------------------------
                                         New      Small
                                       America     Cap      Spectrum    Spectrum
                                        Growth    Value      Income      Growth     Insurance   Participant
                                         Fund      Fund       Fund        Fund      Contracts      Loans         Total
                                       --------  --------  ----------  ----------  -----------  ------------  -----------
Year ended December 31, 1994
- ----------------------------
Contributions from
 The Rouse Company                           -         -           -           -            -             -    1,856,419
Contributions from
 participants                          268,122   160,421     301,528     428,933      987,342             -    4,862,373
Investment income:
 Dividends and interest                 11,675    31,208      74,853     109,401      522,065             -    1,788,269
 Net appreciation
   (depreciation) in fair
   values of investments               (39,576)  (37,196)    (92,109)    (91,206)           -             -      542,273
 Interest on
   participant loans                         -         -           -           -            -        93,564       93,564
                                       -------   -------   ---------   ---------   ----------     ---------   ----------
     Total investment
       income                          (27,901)   (5,988)    (17,256)     18,195      522,065        93,564    2,424,106
                                       -------   -------   ---------   ---------   ----------     ---------   ----------
Distributions to
 participants                          (26,628)   (5,712)   (117,500)    (72,899)    (812,655)            -   (2,996,710)
Participant loans repaid
 as part of termination
 distributions                               -         -           -           -            -      (125,828)    (125,828)
Interprogram transfers, net            326,352   263,523     (31,271)    207,958   (1,088,072)      886,105            -
                                       -------   -------   ---------   ---------   ----------     ---------   ----------
     Increase (decrease) in
       net assets available
       for plan benefits               539,945   412,244     135,501     582,187     (391,320)      853,841    6,020,360
Net assets available for
 plan benefits:
   Beginning of year                    54,732    27,241     962,353     917,464    9,942,617     1,245,897   34,065,926
                                       -------   -------   ---------   ---------   ----------     ---------   ----------
   End of year                         594,677   439,485   1,097,854   1,499,651    9,551,297     2,099,738   40,086,286
                                       =======   =======   =========   =========   ==========     =========   ==========

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1995 and 1994



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

     (b)  Investments
          -----------

          Investments in the common stock and convertible preferred stock of The Rouse Company and the T. Rowe Price mutual funds are carried at fair values determined by quoted market prices. Investments in the insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

     (d)  Use of estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

(2)  General Description of the Plan
     -------------------------------

     The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(2)  General Description of the Plan, Continued
     ------------------------------------------

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 15% of such compensation, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. The Company's matching contributions are invested in the Company's common stock or convertible preferred stock based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

(2)  General Description of the Plan, Continued
     ------------------------------------------

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

                                         1995                     1994
                                -----------------------  -----------------------
                                             Contract                 Contract
                                Number of     or fair    Number of    or fair
                                  shares       value      shares       value
                                  ------       -----      ------       -----

     The Rouse Company
       common stock                853,204  $17,382,401    866,129   $16,672,992
     The Rouse Company
       convertible preferred
       stock                        25,435    1,313,103     14,290       693,078
     T. Rowe Price Mutual Funds:
       New Horizons Fund           236,751    4,853,404    193,112     2,850,326
                                   =======                 =======
     Others                                  11,274,474                7,738,729
                                             ----------               ----------
                                             16,127,878               10,589,055
                                             ----------               ----------
     Insurance contracts:
       New York Life Insurance
         Company, 7%, matures
         December 31, 1996                    2,084,919                2,514,029
       Principal Mutual Life
         Insurance Company,
         5.50%, matures
         December 31, 1997                    1,418,371                2,015,631
       Hartford Life Insurance
         Company, 5.07%, matures
         December 31, 1998                    1,988,460                1,892,510
       John Hancock Mutual Life
         Insurance Company,
         4.93%, matures
         December 31, 1998                    2,033,765                1,938,211
       Others                                   882,310                1,104,394
                                             ----------               ----------
                                              8,407,825                9,464,775
                                             ----------               ----------
     Participant loans                        2,251,515                2,099,738
                                             ----------               ----------
                                            $45,482,722              $39,519,638
                                             ==========               ==========

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

(3)  Investments, Continued
     ----------------------

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The Plan deals only with highly rated insurance companies and does not expect that any of them will fail to meet their obligations under the contracts. The contracts in effect at December 31, 1995, provide for interest at rates ranging from 4.93% to 7.40% and mature at various dates to 1999. The average yield on the contracts was 5.82% in 1995 and 5.70% in 1994. The aggregate contract value of the contracts in effect at December 31, 1995 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

(4)  Federal Income Tax Status
     -------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $1,266,932 at December 31, 1995 and $45,040 at December 31, 1994 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1995



                                            Par value
                                            or number                  Current
Name of issuer and title of issue           of shares   Cost (note)     value
- ---------------------------------           ---------   -----------     -----

The Rouse Company Common Stock                853,204   $15,889,496   17,382,401

The Rouse Company Convertible
  Preferred Stock                              25,435     1,314,530    1,313,103

T. Rowe Price Funds:
  Balanced Fund                                37,578       455,781      496,785
  New Horizons Fund                           236,751     3,852,778    4,853,404
  Prime Reserve Fund                        1,841,903     1,841,903    1,841,903
  International Stock Fund                    162,665     1,883,878    1,989,390
  Equity Index Fund                            68,194       947,699    1,173,617
  New America Growth Fund                      33,590       978,929    1,172,611
  Small Cap Value Fund                         58,263       875,977      963,095
  Spectrum Income Fund                        127,512     1,379,990    1,433,237
  Spectrum Growth Fund                        163,368     1,932,140    2,203,836
                                            =========

Insurance Contracts:
  New York Life Insurance Company                         2,084,919    2,084,919
  Principal Mutual Life Insurance
   Company                                                1,418,371    1,418,371
  Hartford Life Insurance Company                         1,988,460    1,988,460
  John Hancock Mutual Life Insurance
   Company                                                2,033,765    2,033,765
  Metropolitan Life Insurance Company                       793,338      793,338
  Life of Georgia Life Insurance
   Company                                                   88,972       88,972

Participant loans                                         2,251,515    2,251,515
                                                         ----------   ----------
          Total investments                             $42,012,441   45,482,722
                                                         ==========   ==========


Note - Cost of the common stock and convertible preferred stock of The Rouse
       Company and the T. Rowe Price funds includes reinvested dividends or interest credited, as applicable. Cost of the insurance contracts is equal to contract value, representing contributions made plus interest credited less distributions.

                        THE ROUSE COMPANY SAVINGS PLAN

            Item 27d - Schedule of Reportable Transactions (Note 1)

                          Year ended December 31, 1995



                                                                      Current
                                                                      value of
                         Purchase       Redemption                    asset on
                           price     or selling price    Cost of    transaction    Net gain
 Description of asset    (note 2)        (note 2)         asset       date(s)       (loss)
 --------------------    --------        --------         -----       -------       ------

The Rouse Company
  Common Stock          $3,146,646               -            -     3,146,646            -

The Rouse Company
  Common Stock               -           3,436,130     3,152,763    3,436,130      283,367


Notes:
  (1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

  (2) The purchases and sales represent series of transactions; however, it is not practical to determine the number of individual transactions involved.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE ROUSE COMPANY SAVINGS PLAN

Date:   June 28, 1996           By  /s/ WILLIAM D. BODEN
                                    --------------------
                                    William D. Boden
                                    Administrator

                                and

Date:   June 28, 1996           By  /s/ GEORGE L. YUNGMANN
                                    ----------------------
                                    George L. Yungmann
                                    Trustee

              Consent of Independent Certified Public Accountants
              ---------------------------------------------------


The Board of Directors
The Rouse Company:


We consent to the incorporation by reference in the Registration Statement (No. 2-83612) on Form S-8 of The Rouse Company of our report dated June 18, 1996, relating to the statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1995 and 1994, the related statements of changes in net assets available for plan benefits for the years then ended and the related schedules for the year ended December 31, 1995, which report appears elsewhere in this Form 11-K/A.


                                       KPMG PEAT MARWICK LLP

Baltimore, Maryland
June 28, 1996